UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

JACADA LTD.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M6184R101

(CUSIP Number of Class of Securities)

Tzvia Broida

Chief Financial Officer

11 Galgalei Haplada Street

P.O. Box 12175

Herzliya 46722, Israel

(972) 9-952-5900

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Dan Geva, Adv. and David S. Glatt, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Road Ramat Gan 52506, Israel Tel: (972) 3-6103100	Elliot Press, Esq. Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022 Tel: (212) 940-6348

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$16,000,000	$628.80***

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,000,000 ordinary shares at the maximum tender offer price of $4.00 per share.

** The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

*** Previously paid.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

TENDER OFFER STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended prior to the date hereof) originally filed by Jacada Ltd., an Israeli company (“Jacada”), on August 14, 2008 with the Securities and Exchange Commission (the “Schedule TO”), in connection with its offer to purchase up to 4,000,000 of its ordinary shares, par value NIS 0.01 per share, at a purchase price not greater than $4.00 nor less than $3.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2008 (the “Offer to Purchase”) as amended and supplemented, and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The Offer expired at 5:00 p.m., Eastern time, on Monday, September 15, 2008. Based on a final count, we have been advised by the depositaries that 3,851,104 of our ordinary shares (including 53,175 ordinary shares delivered pursuant to guaranteed deliveries) were validly tendered and not withdrawn in the tender offer at a price of $4.00 or below. In accordance with the terms of the Offer, and based on such final count, we have accepted for purchase 3,851,104 shares at a purchase price per share of $4.00. On September 19, 2008, we issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibit:

(a)(5)(E)	Text of Press Release issued by Jacada on September 19, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2008		JACADA LTD.
	By:	/s/ Tzvia Broida

Name: Tzvia Broida
Title: Chief Financial Officer

Exhibits Index

(a)(1)(A)	Offer to Purchase dated August 14, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008. *

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008. *

(a)(1)(F)	Letter to Jacada Shareholders, dated August 14, 2008. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(H)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8. *

(a)(1)(I)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”). *

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Text of Press Release issued by Jacada on August 14, 2008. *

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on August 14, 2008. * **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on August 14, 2008. * **

(a)(5)(D)	Text of Press Release issued by Jacada on September 16, 2008. *

(a)(5)(E)	Text of Press Release issued by Jacada on September 19, 2008. ***

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(2)	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(3)	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement on Form S-8 (file no. 333-73650)).

(d)(4)	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to Jacada’s Registration Statement on Form S-8 (file no. 333-111303)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.
**	English translation from Hebrew.
***	Filed Herewith.